Aero Republica Continues Fleet Renovation with the Delivery of Two New
Embraer 190 Aircraft

Colombian Airline has Firm Orders for Four Additional Aircraft Through 2008

PANAMA CITY and BOGOTA, Colombia, Sept. 28 /PRNewswire-FirstCall/ -- Aero Republica, subsidiary of Copa Holdings, S.A. (NYSE: CPA), today announced the delivery of two EMBRAER 190 Aircraft. Aero Republica, which in December 2006 became the first airline in the domestic Colombian market to operate this new aircraft, currently has a fleet of five EMBRAER 190 and eight MD-80 aircraft.
Aero Republica's fleet modernization and expansion plan includes firm orders for four additional EMBRAER 190 aircraft, two of which are scheduled for delivery before year's end and the remaining two in 2008. The airline also has options for an additional eight EMBRAER 190 aircraft, which expire through 2011, plus eight rolling options.
The modern EMBRAER 190, with a 106-seat, single-class configuration, incorporates advanced technological features such as "winglets," efficient and powerful GE CF34 motors, and the latest Honeywell Corporation aeronautics equipment.
The EMBRAER 190s will be used to serve Aero Republica's domestic routes more efficiently, as well as in the further development of international markets. They also play an important role in Aero Republica's alliance with Copa Airlines in Panama, through the joint expansion of route networks that will provide passengers more destinations and frequencies.
"This new generation aircraft provides the high level of comfort and dependability that customers require, as well as more efficiency in fuel consumption and general performance," said Roberto Junguito, President, Aero Republica. "The EMBRAER 190 also offers us the opportunity to balance capacity and demand, which we need as part of our operational and expansion plan."

About Copa Holdings
Copa Holdings, through its Copa Airlines and Aero Republica operating subsidiaries, is a leading Latin American provider of passenger and cargo service. Copa Airlines, based in Panama, currently offers approximately 126 daily scheduled flights to 40 destinations in 21 countries in North, Central and South America and the Caribbean. In addition, Copa Airlines provides passengers with access to flights to more than 120 other international destinations through code share agreements with Continental Airlines and other airlines. Aero Republica, the second-largest domestic carrier in Colombia, provides service to 12 cities in Colombia as well as international connectivity with Copa Airlines' Hub of the Americas through flights from Bogota, Cali, Cartagena and Medellin.